UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Global Blue Group Holding AG

(Name of Subject Company)

Global Blue Group Holding AG

(Name of Person Filing Statement)

Registered Ordinary Shares, nominal value CHF 0.01 per share

Registered Series A Convertible Preferred Shares, nominal value CHF 0.01 per share

Registered Series B Convertible Preferred Shares, nominal value CHF 0.01 per share

(Title of Class of Securities)

H33700107

(CUSIP Number)

Jeremy Henderson-Ross

General Counsel

Zürichstrasse 38,

8306 Brüttisellen

Switzerland

+41 22 363 77 40

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on March 21, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by Shift4 Payments, Inc., a Delaware corporation (“Shift4”) and GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”). The Schedule TO relates to the tender offer by Merger Sub to acquire all of the outstanding Global Blue shares at an offer price in cash, without interest, to the shareholders of Global Blue of (i) $7.50 per Global Blue Common Share, (ii) $10.00 per Global Blue Series A Share, and (iii) $11.81 per Global Blue Series B Share, in each case of (i) through (iii), subject to the terms and conditions set forth in the Offer to Purchase, dated March 21, 2025 (as it may be amended or supplemented from time to time), and the related Letters of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) through (a)(1)(D), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following text is added as a new section titled “—Expiration of the Offer; Completion of the Merger” immediately before the section titled “—Annual and Quarterly Reports”:

“The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on July 2, 2025, and the Offer was not further extended. Parent and Merger Sub were advised by Equiniti Trust Company, LLC, the depository for the Offer, that, as of the Expiration Time, a total of 233,862,778 Global Blue Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 97.37% of the issued and outstanding Global Blue Shares as of the Expiration Time. As of the Expiration Time, the number of Global Blue Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase). As all Offer Conditions to the Offer have been satisfied or waived, Merger Sub has accepted for payment and will promptly pay the Offer Consideration for all Global Blue Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

As a result of its acceptance for payment of all Global Blue Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer, Merger Sub owns at least the percentage of Global Blue Shares that would be required to consummate the Merger in accordance with the laws of Switzerland and a merger agreement to be entered into by Merger Sub and Global Blue, pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share that is not validly tendered and accepted pursuant to the Offer or acquired by Merger Sub after the Acceptance Time will thereupon be cancelled and, except for any Global Blue Shares held, directly or indirectly, by Global Blue, converted into the right to receive the Offer Consideration.

Following the completion of the Offer and at the effective time of the Merger, to the extent permitted under applicable law and stock exchange regulations, Parent intends to delist the Global Blue Shares from the New York Stock Exchange (“NYSE”). Following delisting of the Global Blue Shares from the NYSE and provided that the criteria for deregistration are met, Parent intends to cause Merger Sub (as the surviving company in the Merger) to make a filing with the SEC requesting that Global Blue’s reporting obligations under the Exchange Act be terminated.”

Item 9.	Exhibits

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(N)	Joint Press Release issued by Shift4 Payments, Inc. and Global Blue Group Holding AG, dated July 3, 2025 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH with the SEC on July 3, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

GLOBAL BLUE GROUP HOLDING AG

Date: July 3, 2025	By:	/s/ Jacques Stern
	Name:	Jacques Stern
	Title:	Chief Executive Officer